FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month August, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit

1.	Press Release dated August 24, 2006 regarding reduction in Bandwidth prices by upto 40% and announcement of Two New Submarine Cable Systems.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By :	/s/ Rajiv Dhar
	Name :	Rajiv Dhar
August 24, 2006	Title :	Chief Financial Officer

Exhibit 1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/12128

24 August 2006

Sir,

Sub : Press Release

Please find sent herewith a Press Release captioned “VSNL reduces Bandwidth prices by upto 40%, Announces Two New Submarine Cable Systems” which is being issued today.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

Rishabh Aditya

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC information requirements, Fax 1934.

VSNL reduces Bandwidth prices by upto 40%,

Announces Two New Submarine Cable Systems

Championing a Global India

Mumbai, August 24, 2006: Tata Group company, VSNL has announced a significant reduction in prices for its international bandwidth products — International Private Leased Circuits (IPLC) and Internet Leased Lines (ILL).

The global telecom major has reduced its IPLC prices in India by upto 25%, effective September 1, 2006. It has also announced a reduction of its ILL tariffs by upto 40%. These products are offered in India using VSNL’s global network that spans over 200,000 route kilometres, with 275 PoPs, connecting 200 countries.

The price reduction is part of the Tata Group’s initiative to support and encourage the globalization of India Inc. Demand for international connectivity has been rapidly growing with several Indian companies, led by Tata Group enterprises, investing overseas and India emerging as a favourite destination for FDI and FII inflows. International connectivity is also an important driver for the growth of the fast growing IT, BPO and KPO sectors. The market for international and Internet bandwidth is expected to expand as the reduced prices will encourage demand from new customer segments like SMEs, smaller ISPs and academic institutions.

VSNL also announced its intention, in partnership with leading carriers in the respective regions, to build two new submarine cable systems, one between India and Europe and the other intra-Asia. These multi-terabit capacity systems, incorporating state of the art technologies, would interconnect with VSNL’s existing global network that has over 20 terabits of capacity. The India – Europe cable would also provide connectivity to the Gulf region and the African continent, and supplement VSNL’s existing bandwidth capacity in several consortium cables in the region. The intra-Asia cable between Singapore, Hong Kong and Japan would enhance the link between VSNL’s Tata Indicom Cable (Chennai – Singapore) and TGN Pacific (Japan – USA). The overall build cost of these two cable systems is expected to be in the region of $600 million.

“VSNL has always taken the lead in growing the Internet and international bandwidth market in India. We have invested over Rs 2500 crores in expanding our global presence and connectivity in the last 2 years. We have regularly passed on the benefits of improved cost efficiencies and service quality to our customers,” said Mr. N Srinath, Executive Director, VSNL. ”The new cables would enhance VSNL’s global network in two of the fastest growing regions in the world,” he added.

“Today’s announcements reflect the progress VSNL has made in a short span of four years, from being a monopoly incumbent in India to emerge as a highly competitive force in the global telecom space. The management has clearly tried to respond to the vision set out by Mr. Ratan Tata when he took over as Chairman after disinvestment,” said Mr. Kishor Chaukar, Tata Group nominee on the VSNL Board.

IPLCs are point to point, international private circuits, mainly used by large Indian corporates and multinationals to connect to their regional and global locations. Internet Leased Lines are dedicated high speed connections to access the Internet, used by enterprises and small / medium ISPs.

VSNL has emerged as the one of the world’s largest owners of undersea cable bandwidth, after the acquisition of Tyco Global Network (TGN) last year. VSNL is also now the world’s largest international wholesale voice carrier (with about 17 billion minutes of traffic annually) post the acquisition of Teleglobe in February 2006. A recent study by Boston Consulting Group (BCG) has identified VSNL as an emerging global challenger, one of the top 100 companies from rapidly developing economies that are going global and changing the world.

About VSNL

Videsh Sanchar Nigam Limited (VSNL), a part of the Tata Group, is a leading international telecommunications company. VSNL has, with the acquisition of Teleglobe, become one of the world’s largest carriers of international voice, complementing its emergence as the largest provider of submarine cable bandwidth. VSNL has a global presence including operations in USA, Canada, UK, South Africa, Singapore, Sri Lanka and India making it the first Indian truly global telecommunications company. Its range of service offerings include wholesale voice, private leased circuits, IP MPLS VPN, Internet access, hosting, mobile signaling and several other IP services. The company is now poised to offer managed data services and deliver end-to-end telecommunications solutions to carriers and enterprises globally. VSNL, a pioneer in offering Internet services to individual customers now offers a full slew of retail products in India like high-speed broadband, dial-up Internet, Wi-FI, and net telephony under the Tata Indicom brand name, and continues to be one of the leading retail Internet players in India.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

For further information, please contact:

S. Ravindran	Rashmi Naik/Raj Tapal
DGM - Corporate Communications.	Vaishnavi Corporate Communications
Mobile: 92233 06610	Mobile: 92233 02179 / 9223317542
Landline: 56591216	Landline: 6656 8708 / 6656 8767
Email: Ravindran.s@vsnl.co.in	Email: Rashmi@vccpl.com / rtapal@vccpl.com